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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*

                              READ-RITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   755246-10-5
                               ------------------
                                 (CUSIP Number)

                                 Mark H. Swartz
                            Executive Vice President
                             Tyco International Ltd.
                         The Zurich Centre, Second Floor
                                90 Pitts Bay Road
                             Pembroke HM 08, Bermuda
                                 (441) 292-8674

                                 With a copy to:

                               Fati Sadeghi, Esq.
                            Senior Corporate Counsel
                          Tyco International (US) Inc.
                                  One Tyco Park
                                Exeter, NH 03833
                                 (603) 778-8700

                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which schedule is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).
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                                  SCHEDULE 13G

-----------------------------------                     ------------------------
CUSIP NO. 755246-10-5                                   PAGE 2 OF 6 PAGES
-----------------------------------                     ------------------------

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Tyco International Ltd.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
               Not applicable

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Bermuda
--------------------------------------------------------------------------------
     NUMBER OF        5     SOLE VOTING POWER

      SHARES                0
                    ------------------------------------------------------------
   BENEFICIALLY       6     SHARED VOTING POWER

     OWNED BY               0
                    ------------------------------------------------------------
       EACH           7     SOLE DISPOSITIVE POWER

    REPORTING               0
                    ------------------------------------------------------------
   PERSON WITH        8     SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                       |_|

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               0%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2
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                                  SCHEDULE 13G

-----------------------------------                     ------------------------
CUSIP NO. 755246-10-5                                   PAGE 3 OF 6 PAGES
-----------------------------------                     ------------------------

================================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Tyco Sigma Limited
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
               Not applicable
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Bermuda
--------------------------------------------------------------------------------
     NUMBER OF        5     SOLE VOTING POWER

      SHARES                0
                    ------------------------------------------------------------
   BENEFICIALLY       6     SHARED VOTING POWER

     OWNED BY               0
                    ------------------------------------------------------------
       EACH           7     SOLE DISPOSITIVE POWER

    REPORTING               0
                    ------------------------------------------------------------
   PERSON WITH        8     SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                       |_|

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               0%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3
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ITEM 1.       NAME OF ISSUER

(a)      Read-Rite Corporation

(b)      345 Los Coches Street, Milpitas, CA  95034

ITEM 2.       PERSON FILING

(a)    Tyco International Ltd.            (a)    Tyco Sigma Limited
(b)    The Zurich Centre, Second Floor    (b)    The Zurich Centre, Second Floor
       90 Pitts Bay Road                         90 Pitts Bay Road
       Pembroke HM 08, Bermuda                   Pembroke HM 08, Bermuda
(c)    Bermuda                            (c)    Bermuda
(d)    See cover page                     (d)    See cover page
(e)    See cover page                     (e)    See cover page

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)  [  ]    Broker or dealer registered under Section 15 of the Exchange Act;

(b)  [  ]    Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)  [  ]    Insurance Company as defined in Section 3(a)(19) of the Exchange
             Act;

(d)  [  ]    Investment Company registered under Section 8 of the Investment
             Company Act;

(e)  [  ]    Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  [  ]    Employee benefit plan or endowment fund in accordance with
             Rule 13d-1(b)(1)(ii)(F);

(g)  [  ]    A parent holding company or control person in accordance with
             Rule 13d-1(b)(ii)(G);

(h)  [  ]    A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act;

(i)  [  ]    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [  ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP

(a) See Row 9 on Page 2.

(b) See Row 11 on Page 2.


                                       4
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(c) Tyco International Ltd. and Tyco Sigma Limited (collectively with Tyco
International Ltd., "Tyco") have no voting or dispositive power, shared or otherwise, with respect to any shares of Common Stock. In a number of sale transactions on or before November 27, 2001, Tyco sold all of its Common Stock of the Issuer.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.      CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       5
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                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 14th day of February, 2002.

TYCO INTERNATIONAL LTD.


By:  /s/ Mark H. Swartz
     -----------------------------------------------------
     Name:  Mark H. Swartz
     Title: Executive Vice President and Chief Financial Officer


TYCO SIGMA LIMITED


By:  /s/ Glen Miskiewicz
     -----------------------------------------------------
     Name:  Glen Miskiewicz
     Title: President and Director


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